EXHIBIT 99.1

Endeavour Silver Produces 857,659 oz Silver and 8,476 oz Gold, in the First Quarter, 2020 - In Line With Guidance Prior to Suspension

Video Webcast and Q&A on April 14, 2020

VANCOUVER, British Columbia, April 09, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports production of 857,659 silver ounces (oz) and 8,476 gold oz in Q1, 2020, for silver equivalent (“AgEq”) production of 1.5 million oz at an 80:1 silver:gold ratio (previous) or 1.8 million oz at a 110:1 ratio (current).

Subsequent to quarter-end, mine operations were suspended, from April 1 until April 30, as mandated by the Mexican government to halt the spread of the COVID-19 pandemic.  Only essential personnel remain at the mine sites to maintain safety, security and equipment.  As the ultimate impact of the suspension period is uncertain, Endeavour withdrew its 2020 production and cost guidance until further notice.

2020 First Quarter Highlights

  Production In Line With Guidance: Consolidated Q1, 2020 silver and gold production were in line with 2020 guidance prior to suspension.  The gold price averaged well above plan ($1450 per oz) but silver price averaged well below plan ($17 per oz) during the quarter.

  Guanacevi Outperformed Plan: Processed tonnes, silver and gold grade and recoveries were all well above plan. The operational turn-around and transition to mining the new, higher grade El Curso, Milache and SCS orebodies neared completion in Q1, 2020.

  Bolanitos Underperformed Plan: Processed tonnes, silver grade and gold recovery were below plan, partly offset by flat gold grade and higher silver recovery compared to plan. The operational turn-around and transition to mining the new, higher grade San Miguel and Melladito orebodies is well advanced but requires approximately three more months of mine development to complete.

  El Compas Close to Plan:  Processed tonnes were higher than plan but silver and gold grades and recoveries were below plan. Throughput, grades and recoveries each improved in March compared to the first two months of the year.

  Metal Sales and Inventories: Sold 665,500 oz silver and 7,454 oz gold, held 268,775 oz silver and 754 oz gold of bullion inventory and 10,545 oz silver and 699 oz gold in concentrate inventory.

  Updated Reserves and Resources:  Measured and indicated resources increased at Guanacevi and Parral and inferred resources increased at Guanacevi, Bolanitos and Parral. Proven and probable reserves declined at Guanacevi but increased at Bolanitos and El Compas (see news release dated January 29, 2020).

  Appointed Director, Project Development:  Ernesto Lima, P.Eng., MBA, D.M., was appointed to oversee the development of new mine projects in Mexico.  Mr. Lima is a professional civil engineer with 26 years of experience in the mining industry and has planned and executed several large precious metal mine construction projects.

  Advanced Terronera Prefeasibility Study (PFS):  Engineering consultants prepared an economic summary of an updated pre-feasibility study based on significant changes to the prior PFS which resulted in less robust economics. Endeavour is optimizing it for an updated economic study with more robust economics signed off by an independent engineering group.

  Implemented COVID-19 Plan:   Endeavour implemented plans to minimize the health risks of the COVID-19 virus, both to employees and to the business.  To date, there have been no confirmed cases of COVID-19 reported at any of the Company’s work places in Canada, Mexico and Chile.

Bradford Cooke, Endeavour CEO, commented, “Even though our foremost concerns at this time are the health of our employees, safely managing the COVID-19 pandemic risk and the care and maintenance of our mining operations, Endeavour delivered solid Q1, 2020 performance at our mining operations.  We met production guidance prior to suspension, Guanacevi neared completion of its operational turn-around and Bolanitos and El Compas continued to make good progress.

“We welcomed Ernesto Lima to our management team and continued to optimize and de-risk the Terronera project, which has the potential to be our next core asset and our largest, lowest cost mine.  At Parral, a 2,000 tonne bulk sample was mined from the Sierra Plata mine on the Veta Colorada vein and arrangements were made to have it processed by a local toll mill.

“I am confident that we have the experience and ability to navigate these challenging times and emerge a stronger Company from it.  We look forward to the time when we can all get back to work.”

Mine Operations

Consolidated silver and gold production were both lower in Q1, 2020 compared to Q1, 2019 due to the suspension of mining operations at the El Cubo mine in Q4, 2109. Excluding 2019 El Cubo production, production increased significantly due to improved throughput and ore grades at Guanacevi and commercial production at El Compas, partly offset by lower production at Bolanitos due to lower throughput and grades.

Guanacevi processed tonnes, silver and gold grades and gold recovery were all higher compared to Q1, 2019 and well above plan. Silver recovery was lower than Q1, 2019 but higher than plan.  Production was significantly above plan as the operational turn-around and the transition to mining the new, higher grade El Curso, Milache and SCS orebodies neared completion in Q1, 2020. Subsequent to quarter-end, two refurbished cone crushers were installed which should allow the plant to ramp up to its 1200 tpd capacity during H2, 2020.

Bolanitos processed tonnes, silver and gold grades and recoveries were all lower compared to Q1, 2019 and below plan due to lack of access to higher grade areas and excess dilution.  Production was significantly below plan due to slow mine development in two new areas.  Accelerated mine development improved ore access and better mining practices reduced dilution in March.  The operational turn-around and transition to mining the new, higher grade San Miguel and Melladito orebodies is well advanced but requires approximately three more months of mine development after the suspension period ends to complete.

El Compas production in Q1, 2019 was limited to 3,790 tonnes of development ore so not comparable to full production in Q1, 2020.  Production was close to plan with higher throughput offset by lower grades. Management started replacing the mining contractor with new mine employees in March and adjusting the mining methods to reduce dilution going forward.  Throughput, grades and recoveries each started improving in March compared to the first two months of the year.  The transition from cut and fill mining to employee long hole mining should be complete in H2, 2020.

Development Projects

The Company received an economic summary of an updated pre-feasibility study (PFS) for the Terronera silver-gold mine project in Jalisco, Mexico. Significant changes were made to the operations plan, capital and operating costs compared to the previous PFS (see news release dated March 18, 2020) and as a result, although still positive, the economic summary returned less robust economics compared to the prior PFS.

Endeavour is now reconceptualizing the project in-house, working with an independent engineering group, to complete a detailed review in order to assess all assumptions and optimize all aspects of the project design and economics for an updated economic study with more robust economics signed off by the independent engineering group.  Management will then consider initiating an independent feasibility study.

At Parral, exploration was temporarily suspended but a 2,000 tonne bulk sample was mined from the Sierra Plata mine on the Veta Colorada vein and arrangements were made to have it processed by a local toll mill.

Exploration Projects

Even though all exploration projects were temporarily suspended in March, good progress was made exploring new extensions of high-grade orebodies at Guanacevi and Bolanitos.  Drilling at El Curso intersected a possible extension of the Milache orebody and drilling at Ave Maria intersected a possible extension of the Melladito orebody.

Liquidity Update

The Company currently has the financial capacity to meet its current obligations and conduct an orderly re-start of operations when the suspension lifts. The Company has no long-term debt other than $8 million in equipment term loans, subject to minimal covenants and secured by the equipment, otherwise all other creditors are unsecured.

There are two macro economic factors benefiting the Company at this time.  The current gold price significantly exceeds the $1450 per oz gold price used for the 2020 mine plans and the Mexican peso exchange rate has depreciated over 25% since January.  The Company estimates it will spend $2.3-$2.8 million on care and maintenance, general and administration and base salaries for the month of April. If the suspension extends beyond April 30th, management will look to reduce costs. The COVID-19 pandemic timeline and related suspension period are still uncertain.

Production Highlights for Q1, 2020

Q1 2020 Highlights	Three Months Ended March 31
	2020	2019	% Change
Throughput (tonnes)	199,327	246,519	(19%)
Silver ounces produced	857,659	1,071,355	(20%)
Gold ounces produced	8,476	10,055	(16%)
Payable silver ounces produced	849,791	1,050,215	(19%)
Payable gold ounces produced	8,320	9,809	(15%)
Silver equivalent ounces produced(1)	1,535,739	1,875,755	(18%)
Silver ounces sold	665,500	1,069,385	(38%)
Gold ounces sold	7,454	9,559	(22%)

 (1) Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for First Quarter, 2020 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	94,207	1,024	280	0.87	87.9%	92.1%	745,114	2,427
Bolañitos	83,217	905	40	1.71	80.5%	85.7%	86,125	3,922
El Compas	21,903	238	58	4.02	64.7%	75.1%	26,420	2,127
Consolidated	199,327	2,215	155	1.57	86.1%	84.4%	857,659	8,476

(1) gpt = grams per tonne

Video Webcast and Q&A - Q1, 2020 Corporate Update

A video webcast to discuss the Q1, 2020 Results is scheduled for Tuesday April 14, 2020, at 10:00 a.m. Pacific time (1:00pm Eastern time). Those interested in participating, are invited to join online, approximately 5 minutes prior to the start at: http://services.choruscall.ca/links/edrsilver20200414.html

The video update will discuss the actions that Endeavour Silver is taking to preserve and strengthen shareholder value during the COVID-19 crisis.

A Question and Answer period will follow. Participants can submit a question through the webcast webform via “Submit a Question” button.  The PowerPoint presentation will also be available on the homepage of the Company’s website and under the Investor Relations, Events section. The webcast will be archived and made available for replay the Company's website, under the Investor Relations, Events section.

Release of First Quarter, 2020 Financial Results and Conference Call

The 2020 First Quarter Financial Results will be released before market on Tuesday, May 12, 2020 and a telephone conference call will be held the same day at 9:00am PT (12:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 4368#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding the timing of suspension of mining operations, Endeavour’s anticipated performance in 2020, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations ,the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.